UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Peregrine Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

713661304

(CUSIP Number)

John S. Stafford, III

c/o Ronin Capital, LLC

350 N. Orleans Street, Suite 2N

Chicago, IL  60654

(312) 244-5284

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 16, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 713661304

1.	Names of Reporting Person. John S. Stafford, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 23,144,559(1)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 23,144,559 (1)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,144,559 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 7.8%*

14.	Type of Reporting Person (See Instructions): IN

(1)                                 Includes 930,825 shares of Common Stock issuable upon conversion of 111,699 shares of Series E Convertible Preferred Stock. All 23,144,559 shares beneficially owned by Mr. Stafford are held in a Class C Capital Account of Mr. Stafford at Ronin Capital, LLC, a limited liability company owned and managed by Mr. Stafford. Mr. Stafford is the indirect beneficial owner of all of the shares of Common Stock (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. held of record by Ronin Capital, LLC.

CUSIP No. 713661304

1.	Names of Reporting Person. Ronin Capital, LLC 36-4472500

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 23,144,559 (2)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 23,144,559 (2)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,144,559 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 7.8%*

14.	Type of Reporting Person (See Instructions): BD

(2)                                 Includes 930,825 shares of Common Stock issuable upon conversion of 111,699 shares of Series E Convertible Preferred Stock.. Ronin Capital, LLC is owned and managed by John S. Stafford, III. All 23,144,559 shares beneficially owned by Ronin Capital, LLC are held in a Class C Capital Account of Mr. Stafford, and Mr. Stafford is the indirect beneficial owner of all of the shares of Common Stock   (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. held of record by Ronin Capital, LLC.

CUSIP No. 713661304

1.	Names of Reporting Person. Stephen White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 4,198,333(3)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 4,198,333 (3)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,198,333 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 1.4%*

14.	Type of Reporting Person (See Instructions): IN

(3)                                 Includes 98,333 shares of Common Stock issuable upon conversion of 11,800 shares of Series E Convertible Preferred Stock. Stephen White is the indirect beneficial owner of all of the shares of Common Stock  (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. held of record by SW Investment Management LLC and SWIM Partners LP by virtue of his having sole voting and dispositive power over such shares.

CUSIP No. 713661304

1.	Names of Reporting Person. SW Investment Management LLC 81-0765824

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 4,198,333 (4)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 4,198,333 (4)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,198,333 (4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 1.4%*

14.	Type of Reporting Person (See Instructions): IA

(4)                                 Includes 98,333 shares of Common Stock issuable upon conversion of 11,800 shares of Series E Convertible Preferred Stock. 1,076,000 shares of Common Stock (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. are held of record by SW Investment Management LLC. 3,122,333 shares of Common Stock  (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. are held of record by SWIM Partners LP. SW Investment Management LLC acts in an investment advisory capacity on behalf of SWIM Partners LP. SW Investment Management LLC is deemed the indirect beneficial owner of all of the shares of Common Stock  (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. held of record by SWIM Partners LP by virtue of its having sole voting and dispositive power over such shares. Stephen White is the indirect beneficial owner of all of the shares of Common Stock (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. held of record or beneficially owned by SW Investment Management LLC and SWIM Partners LP by virtue of his having sole voting and dispositive power over such shares.

CUSIP No. 713661304

1.	Names of Reporting Person. SWIM Partners LP 90-0852885

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 3,122,333 (5)

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 3,122,333 (5)

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,122,333 (5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 1.1%

14.	Type of Reporting Person (See Instructions): PN

(5)                                 Includes 72,333 shares of Common Stock issuable upon conversion of  8,680 shares of Series E Convertible Preferred Stock. Stephen White is the indirect beneficial owner of all of the shares of Common Stock   (including shares of Common Stock issuable upon conversion of shares of Series E Convertible Preferred Stock) of Peregrine Pharmaceuticals, Inc. held of record or beneficially owned by SWIM Partners LP by virtue of his having sole voting and dispositive power over such shares.

Item 1.         Security and Issuer

This Amendment No. 2 (this “Amendment”) to the Statement on Schedule 13D filed on March 2, 2017, as amended by Amendment No. 1 to the Statement on Schedule 13D filed on March 10, 2017 (as amended, the “Schedule 13D”), filed on behalf of John S. Stafford, III, Ronin Capital, LLC, Stephen White, SW Investment Management LLC and SWIM Partners LP relating to the Common Stock, par value $.01 per share, of Peregrine Pharmaceuticals, Inc., (the “Issuer”).  The address of the Issuer’s principal executive offices is 14282 Franklin Avenue, Tustin, California 92780. The Schedule 13D is hereby further amended and supplemented as follows:

Item 2.         Identity and Background

Items 2(a) through 2(f) of the Schedule 13D are amended to read as follows:

(a)                                 Name:  John S. Stafford, III

Ronin Capital, LLC

Stephen White

SW Investment Management LLC

SWIM Partners LP

(each a “Reporting Person” and collectively, the “Reporting Persons”)

(b)                                 Business address for Reporting Persons:

John S. Stafford, III and Ronin Capital, LLC: 350 N. Orleans Street, Suite 2N, Chicago, IL  60654

Stephen White, SW Investment Management LLC and SWIM Partners LP: 737 N Michigan Avenue, Suite 2250, Chicago IL 60611

(c)                                  John S. Stafford, III is the manager of Ronin Capital, LLC, a Delaware limited liability company, with its principal place of business located at 350 N. Orleans Street, Suite 2N, Chicago, IL  60654.

Stephen White is the manager of SW Investment Management LLC, an Illinois limited liability company, which is the general partner of SWIM Partners LP, a Delaware limited partnership, each of which has its principal place of business at 737 N Michigan Avenue, Suite 2250, Chicago IL 60611.

(d)                                 None of the Reporting Persons was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  None of the Reporting Person was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f)                                   John S. Stafford, III is a citizen of the United States.

Ronin Capital, LLC is a Delaware limited liability company.

Stephen White is a citizen of the United States.

SW Investment Management LLC is an Illinois limited liability company.

SWIM Partners LP is a Delaware limited partnership.

Item 3.         Source and Amount of Funds or Other Consideration

Ronin Capital, LLC is the record owner of an aggregate of 23,144,559 shares of Common Stock  (includes 930,825 shares of Common Stock issuable upon conversion of 111,699 shares of Series E Convertible Preferred Stock) which were purchased for an aggregate consideration of $13,240,395 (after giving effect to the sale of 441,595 shares of Common Stock on February 17, 2017 for $260,572,  the sale of 4,800 shares of Common Stock on March 2, 2017 for $3,263, the sale of 150,000 shares of Common Stock on March 3, 2017 for $110,515 and the sale of 46 shares of Series E Convertible Preferred Stock on March 6, 2017 for $1,028).  The source of funds used to purchase such shares was working capital of Ronin Capital, LLC. The aggregate consideration reflects the Reporting Person’s basis in those shares for filed income tax purposes.  John S. Stafford, III is the indirect beneficial owner of all of the shares of Common Stock of Peregrine Pharmaceuticals, Inc. held of record by Ronin Capital, LLC.

SW Investment Management LLC is the record owner of an aggregate of 1,076,000 shares of Common Stock (includes 26,000 shares of Common Stock issuable upon conversion of 3,120 shares of Series E Convertible Preferred Stock) which were purchased for an aggregate consideration of $468,429.  The source of funds used to purchase such shares was working capital of SW Investment Management LLC. The aggregate consideration reflects the Reporting Person’s basis in those shares for filed income tax purposes. Stephen White is the indirect beneficial owner of all of the shares of Common Stock of Peregrine Pharmaceuticals, Inc. held of record or beneficially owned by SW Investment Management LLC by virtue of his having sole voting and dispositive power over such shares.

SWIM Partners LP is the record owner of an aggregate of 3,122,333 shares of Common Stock (includes 72,333 shares of Common Stock issuable upon conversion of 8,680 shares of Series E Convertible Preferred Stock) which were purchased for an aggregate consideration of $1,302,320 (after giving effect to the sale of 77,246 shares of Common Stock on January 5, 2017 for $23,258).  The source of funds used to purchase such shares was working capital of SWIM Partners LP. The aggregate consideration reflects the Reporting Person’s basis in those shares for filed income tax purposes. SW Investment Management LLC is the indirect beneficial owner of all of the shares of Common Stock of Peregrine Pharmaceuticals, Inc. held of record by SWIM Partners LP by virtue of its having sole voting and dispositive power over such shares. Stephen White is the indirect beneficial owner of all of the shares of Common Stock of Peregrine Pharmaceuticals, Inc. held of record or beneficially owned by SW Investment Management LLC by virtue of his having sole voting and dispositive power over such shares.

Item 4.         Purpose of Transaction

Ronin Capital, LLC acquired the above reported shares of Common Stock and Series E Convertible Preferred Stock based on its belief that the securities represent an attractive investment opportunity, and such purchases have been made in the ordinary course of business. John S. Stafford, III is the indirect beneficial owner of all of the securities of Peregrine Pharmaceuticals, Inc.  held of record by Ronin Capital, LLC.

SW Investment Management LLC acquired the above reported shares of the Common Stock and Series E Convertible Preferred Stock based on its belief that the securities represent an attractive investment opportunity, and such purchases have been made in the ordinary course of business. Stephen White is the indirect beneficial owner of all of the securities of Peregrine Pharmaceuticals, Inc. held of record or beneficially owned by SW Investment Management LLC by virtue of his having sole voting and dispositive power over such shares.

SWIM Partners LP acquired the above reported shares of the Common Stock and Series E Convertible Preferred Stock based on its belief that the securities represent an attractive investment opportunity, and such purchases have been made in the ordinary course of business. SW Investment Management LLC is the indirect beneficial owner of all of the securities of Peregrine Pharmaceuticals, Inc. held of record by SWIM Partners LP by virtue of its having sole voting and dispositive power over such shares. Stephen White is the indirect beneficial owner of all of the securities of Peregrine Pharmaceuticals, Inc. held of record or beneficially owned by SW Investment Management LLC by virtue of his having sole voting and dispositive power over such shares.

Ronin Capital, LLC, SW Investment Management LLC and SWIM Partners LP each intend to continue to review their respective equity interests in the Issuer.  In addition, depending on their respective evaluations of the factors described below, the Reporting Persons may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities then held by it, or cease buying or selling such securities.  Any such additional purchases or sales of securities of the Issuer may be in the open market, in privately negotiated transactions, or otherwise.

The Reporting Persons may also wish to engage in a dialogue with officers, directors, and other representatives of the Issuer, as well as the Issuer’s shareholders; topics of discussion may include, but are not limited to, the Issuer’s markets, operations, competitors, prospects, strategy, personnel, directors, ownership and capitalization.  The Reporting Persons may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer.  The factors that the Reporting Persons may consider in evaluating their equity interest in the Issuer include the following: (i) the Issuer’s business and prospects; (ii) the performance of the Common Stock and the availability of the Common Stock for purchase at particular price levels; (iii) the availability and nature of opportunities to dispose of the Reporting Persons’ interests; (iv) general economic conditions; (v) stock market conditions; (vi) other business and investment opportunities available to the Reporting Persons; and (vii) other plans and requirements of the Reporting Persons.

Depending on his or its assessment of the foregoing factors, each Reporting Person may, from time to time, modify its present intention as stated in this Item 4.

Item 5.         Interest in Securities of the Issuer

(a)                                 In the aggregate, John S. Stafford, III beneficially owns, as of  June 19, 2017, 23,144,559 shares of the Issuer’s Common Stock (includes 930,825 shares of Common Stock issuable upon conversion of 111,699 shares of Series E Convertible Preferred Stock), representing approximately 7.8% of such class of securities. John S. Stafford, III is the indirect beneficial owner of all of the shares of Common Stock of Peregrine Pharmaceuticals, Inc. held of record by Ronin Capital, LLC.

In the aggregate, Stephen White beneficially owns, as of  June 19, 2017, 4,198,333 shares of the Issuer’s Common Stock (includes 98,333 shares of Common Stock issuable upon conversion of 11,800 shares of Series E Convertible Preferred Stock), representing approximately 1.4% of such class of securities. Stephen White is the indirect beneficial owner of all of the shares of Common Stock of Peregrine Pharmaceuticals, Inc. held of record or beneficially owned by SW Investment Management LLC by virtue of his having sole voting and dispositive power over such shares.

In the aggregate, the Reporting Persons acting as a group for purposes of Regulation 13D, as described in Item 6, beneficially own, as of  June 19, 2017, 27,342,892 shares of the Issuer’s Common Stock (includes 1,029,158 shares of Common Stock issuable upon conversion of 123,499 shares of Series E Convertible Preferred Stock), representing approximately 9.2% of the issued and outstanding Common Stock (assuming conversion to Common Stock of only those shares of Series E Convertible Preferred Stock beneficially owned by the Reporting Persons).

All of the percentages of beneficial ownership of the Reporting Persons set forth in this Schedule 13D are based on 297,709,478 shares of issued and outstanding Common stock as of March 10, 2017, as reported in the Issuer’s Form 10-Q for the fiscal quarter ended January 31, 2017, filed on March 13, 2017, and a current conversion rate of 8 and 1/3 shares of Common Stock for every share of Series E Convertible Preferred Stock, with fractional shares being cashed out upon conversion.

(b)                                 John S. Stafford, III has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, 23,144,559 shares of the Issuer’s Common Stock (includes 930,825 shares of Common Stock issuable upon conversion of 111,699 shares of Series E Convertible Preferred Stock. Mr. Stafford is the indirect beneficial owner of all of the shares of Common Stock of Peregrine Pharmaceuticals, Inc. held of record by Ronin Capital, LLC.

Stephen White has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, 4,198,333 shares of the Issuer’s Common Stock (includes 98,333 shares of Common Stock issuable upon conversion of 11,800 shares of Series E Convertible Preferred Stock). Mr. White is the indirect beneficial owner of all of the shares of Common Stock of Peregrine Pharmaceuticals, Inc. held of record or beneficially owned by SW Investment Management LLC.

(c)                                  Subsequent to the filing of the Schedule 13D, the Reporting Persons engaged in the following transactions with respect to the Issuer’s Common Stock:

Ronin Capital

Common Stock:

•                  On March 10, 2017, Ronin Capital, LLC purchased 95,972 shares at an average price of $0.59591 per share.

•                  On March 13, 2017, Ronin Capital, LLC purchased 354,491 shares at an average price of $0.68399 per share.

•                  On March 14, 2017, Ronin Capital, LLC purchased 485,178 shares at an average price of $0.68464 per share.

•                  On March 15, 2017, Ronin Capital, LLC purchased 6,000 shares at an average price of $0.67447 per share.

•                  On March 16, 2017, Ronin Capital, LLC purchased 3,000 shares at an average price of $0.67007 per share.

•                  On March 17, 2017, Ronin Capital, LLC purchased 46,300 shares at an average price of $0.67511 per share.

•                  On March 20, 2017, Ronin Capital, LLC purchased 99,740 shares at an average price of $0.71146 per share.

•                  On March 21, 2017, Ronin Capital, LLC purchased 100,000 shares at an average price of $0.71496 per share.

•                  On March 22, 2017, Ronin Capital, LLC purchased 80,000 shares at an average price of $0.68000 per share.

•                  On March 30, 2017, Ronin Capital, LLC purchased 64,266 shares at an average price of $0.67248 per share.

•                  On March 31, 2017, Ronin Capital, LLC purchased 150,000 shares at an average price of $0.64994 per share.

•                  On April 3, 2017, Ronin Capital, LLC purchased 71,547 shares at an average price of $0.62112 per share.

•                  On April 7, 2017, Ronin Capital, LLC purchased 50,000 shares at an average price of $0.62759 per share.

•                  On April 10, 2017, Ronin Capital, LLC purchased 10,100 shares at an average price of $0.62000 per share.

•                  On April 11, 2017, Ronin Capital, LLC purchased 145,600 shares at an average price of $0.57744 per share.

•                  On April 12, 2017, Ronin Capital, LLC purchased 15,000 shares at an average price of $0.56003 per share.

•                  On April 13, 2017, Ronin Capital, LLC purchased 220,000 shares at an average price of $0.50924 per share.

Series E Preferred Stock:

•                  On March 28, 2017, Ronin Capital, LLC purchased 1,807 shares at a price of $21.60 per share.

•                  On April 6, 2017, Ronin Capital, LLC purchased 5,817 shares at a price of $22.15820 per share.

•                  On April 7, 2017, Ronin Capital, LLC purchased 10,510 shares at a price of $22.055 per share.

•                  On April 10, 2017, Ronin Capital, LLC purchased 5,200 shares at a price of $21.96154 per share.

•                  On May 1, 2017, Ronin Capital, LLC purchased 7,200 shares at a price of $22.51310 per share.

•                  On May 15, 2017, Ronin Capital, LLC purchased 4,740 shares at a price of $22.20000 per share.

•                  On May 17, 2017, Ronin Capital, LLC purchased 4,700 shares at a price of $22.03830 per share.

SW Investment Management LLC

Common Stock:

•                  On June 1, 2017, SW Investment Management LLC purchased 100,000 shares at an average price of $0.5579 per share.

Series E Preferred Stock:

•                  On May 12, 2017, SW Investment Management LLC purchased 700 shares at a price of $22.15 per share.

•                  On May 17, 2017, SW Investment Management LLC purchased 1,120 shares at a price of $22.07 per share.

SWIM Partners LP

Common Stock:

•                  On March 30, 2017, SWIM Partners LP purchased 35,000 shares at an average price of $0.6760 per share.

•                  On April 11, 2017, SWIM Partners LP purchased 15,000 shares at an average price of 0.5779 per share.

•                  On May 26, 2017, SWIM Partners LP purchased 200,000 shares at an average price of $0.5629 per share.

•                  On June 2, 2017, SWIM Partners LP purchased 200,000 shares at an average price of $0.6062 per share.

•                  On June 16, 2017, SWIM Partners LP purchased 100,000 shares at an average price of 0.5543 per share.

Series E Preferred Stock:

•                  On May 12, 2017, SWIM Partners LP purchased 1,800 shares at a price of $22.15 per share.

•                  On May 17, 2017, SWIM Partners LP purchased 2,880 shares at a price of $22.07 per share.

In addition, the Schedule 13D as previously amended inadvertently failed to disclose the following transactions in the Issuer’s Common Stock by the Reporting Persons that occurred in 2016 prior to the Reporting Persons’ acquiring beneficial ownership of five percent (5%) of the Issuer’s issued and outstanding shares of Common Stock:

SW Investment Management LLC

Common Stock:

•      On December 27, 2016, SW Investment Management LLC purchased 47,415 shares at an average price of $0.3479 per share.

•      On December 28, 2016, SW Investment Management LLC purchased 137,585 shares at an average price of $0.3347 per share.

SWIM Partners LP

Common Stock:

•      On December 27, 2016, SWIM Partners LP purchased 142,246 shares at an average price of $0.3479 per share.

(d)                                 No person other than John S. Stafford, III, Ronin Capital, LLC, Stephen White, SW Investment Management LLC and SWIM Partners LP is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the 27,342,892 shares of the Common Stock (includes the shares of Common Stock issuable upon conversion of the shares of Series E Convertible Preferred Stock) reported hereby.

(e)                                  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Ronin Capital, LLC, SW Investment Management LLC and SWIM Partners LP have an oral agreement to act as a group for purposes of Regulation 13D solely with respect to the securities of the Issuer, and to consult with each other and possibly work together to effectuate the actions described in Item 4 above should they deem such actions desirable. Each of the Reporting Persons has entered into a joint filing agreement with respect to the transactions being reported on this Schedule 13D.

Item 7.         Material to be Filed as Exhibits

None.

Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

		DATE:	June 20, 2017

RONIN CAPITAL, LLC

By:	/s/ Agnes Burda
Name:	Agnes Burda	/s/ John S. Stafford, III
Title:	Chief Compliance Officer	JOHN S. STAFFORD, III

SW INVESTMENT MANAGEMENT LLC

By:	/s/ Stephen White
Name:	Stephen White	/s/ Stephen White
Title:	Manager	Stephen White

SWIM PARTNERS LP

By:	/s/ Stephen White
Name:	Stephen White
Title:	Manager of General Partner